UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 001-12510

KONINKLIJKE AHOLD DELHAIZE N.V.

(Exact name of registrant as specified in its charter)

ROYAL AHOLD DELHAIZE

(Translation of registrant’s name into English)

Provincialeweg 11

1506 MA Zaandam

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        ☐

This report includes material as exhibits that has been published and made available by Koninklijke Ahold Delhaize N.V. to its shareholders, as of March 13 and 14, 2017.

EXHIBIT INDEX

Exhibit	Description
Exhibit 1	Press Release of Koninklijke Ahold Delhaize N.V., dated March 13, 2017
Exhibit 2	Press Release of Koninklijke Ahold Delhaize N.V., dated March 14, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE AHOLD DELHAIZE N.V.

Date: March 14, 2017	By:	/s/ Jeff Carr
Name: Jeff Carr
Title: EVP & CFO